ARTICLES OF AMENDMENT

                              BUSINESS CORPORATION



          Pursuant to ss.55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

          1. The name of the corporation is RSI Holdings, Inc.

          2. The text of the amendment is:


               Effective on June 11, 2002, upon the filing of these Articles of Amendment of the Articles of Incorporation of the Corporation on such date (the "Effective Date"), each three (3) shares of Common Stock of the Corporation then issued and outstanding automatically shall be combined into one (1) share of fully paid and nonassessable Common Stock of the Corporation. The number of authorized shares of the Common Stock and the par value of the Common Stock shall remain unchanged. There shall be no fractional shares of Common Stock issued. Each holder of shares of Common Stock who would otherwise be entitled to receive a fractional share shall be entitled to receive a cash payment in lieu thereof equal to the fraction to which the stockholder would otherwise be entitled multiplied by the price as determined by the Board of Directors of the Corporation.

          3. The date of adoption of the amendment was: June 10, 2002

          4. The amendment was approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.


          This the 10th day of June, 2002



                                    RSI Holdings, Inc.


                                    /s/ Buck A. Mickel
                                    --------------------------------
                                    By:    Buck A. Mickel
                                    Title: President and Chief Executive Officer